Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated June 11, 2008
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B
CPI Linked Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PY91

Principal Amount (in Specified Currency): $20,000,000 (may be increased prior to the Issue Date)
Issue Price: 100.00%
Trade Date: June 11, 2008
Original Issue Date: June 27, 2008
Stated Maturity Date: June 27, 2013

Interest Rate: See “Additional Terms of the Notes”
Interest Calculation Period: The monthly period from and including the Issue Date (in the case of the first Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.
Interest Payment Dates: Monthly, on the 27th day of each month, commencing on July 27, 2008.

Net Proceeds to Issuer:  100.00%
Agent’s Discount or Commission: 0.00%. The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions. See “Use of Proceeds and Hedging”.
Agent: Lehman Brothers Inc.
Agent’s Capacity:
[ ] Agent
[X] Principal

Calculation Agent: Lehman Brothers Special Financing Inc.

Interest Calculation:
[X] Regular Floating Rate Note
[ ] Inverse Floating Rate Note:
Fixed Interest Rate:
[ ] Floating Rate/Fixed Rate Note:
Fixed Interest Rate:
Fixed Rate Commencement Date:
[ ] Other Floating Rate Note
(See attached)

Interest Rate Basis:
[ ] CD Rate
[ ] CMS Rate
[ ] CMT Rate
[ ] Commercial Paper Rate
[ ] Eleventh District Cost of Funds Rate
[ ] Federal Funds Rate
[ ] LIBOR Reuters/Page:

[ ] LIBOR Telerate/Page:
[ ] Prime Rate
[ ] Treasury Rate
[X] Other (see attached)

Spread (+/-): See “Additional Terms of the Notes – Calculation of the Interest Rate for the Notes”
Spread Multiplier: Not Applicable
Index Maturity: Not Applicable
Index Currency: U.S. dollars
Maximum Interest Rate: Not Applicable
Minimum Interest Rate: 0.00%

Interest Rate Reset Period: Monthly
Interest Reset Dates: The 27th day of each month, commencing on the Issue Date to and including May 27, 2013.
Interest Determination Date: Each Interest Reset Date

Day Count Convention:
[X]  30/360
[ ]  Actual/360
[ ]  Actual/Actual

Business Day Convention
[X] Following
[ ] Modified Following

Redemption: Not Applicable.  TMCC does not have the right to call the Notes prior to the Stated Maturity Date

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: No.  Please see “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars
Minimum Denominations: $50,000 and $50,000 increments thereafter
Form of Note:
[X] Book-entry only
[ ] Certificated

The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes

The interest rate for the Notes being offered by this Pricing Supplement for each Interest Calculation Period during the term of the Notes, will be the annual rate determined as of the applicable Interest Determination Date pursuant to the following formula:

[(CPIt – CPIt-12) / CPIt-12] + Spread

Where:

CPIt = The CPI (as defined below) for the 3rd calendar month prior to, but not including, the month in which the applicable Interest Reset Date occurs; and

CPIt-12 = The CPI (as defined below) for the 15th calendar month prior to, but not including, the month in which the applicable Interest Reset Date occurs.

Spread = 0.75%

In no case, however, will the interest rate for the Notes be less than the Minimum Interest Rate.

For clarification purposes, the above formula represents the year-over-year percentage change in the CPI with a three month lag which accommodates the publishing cycle of the Bureau of Labor Statistics of the U.S. Department of Labor (the “Initial Sponsor”) or any successor acceptable to the Calculation Agent (a “Successor Sponsor”, and each of the Initial Sponsor and any Successor Sponsor is referred to herein as a “Sponsor”).  For example, for the Interest Calculation Period from and including June 27, 2008 to but excluding July 27, 2008, CPIt will be the CPI for March 2008 and CPIt-12 will be the CPI for March 2007. The CPI for March 2008 was published by the Sponsor and reported on Bloomberg Screen CPURNSA <index> in April 2008 and the CPI for March 2007 was published and reported in April 2007.

As used herein, an “Interest Calculation Period” shall be each monthly period from and including the Issue Date (in the case of the first Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.

Consumer Price Index

The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the “CPI”), currently published by the Initial Sponsor on its internet website www.bls.gov/cpi/home.htm, and currently available for reference purposes only on Bloomberg Screen CPURNSA (or such other screen as may replace that screen, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI).

According to publicly available information provided by the Initial Sponsor, the CPI for a particular month is published during the following month.  The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs.  In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States.  The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Initial Sponsor to take into account changes in consumer expenditure patterns.  The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0.  The base reference period for the CPI is the 1982-1984 average.  From time to time, the base reference period is changed by the Initial Sponsor, or “rebased,” to a more recent base reference period.

The following table sets forth the CPI from January 2003 to May 2008, as reported by the Initial Sponsor and published on Bloomberg Screen CPURNSA:

Historical Levels of CPI

Month	2003	2004	2005	2006	2007	2008
January	181.700	185.200	190.700	198.300	202.416	211.080
February	183.100	186.200	191.800	198.700	203.499	211.693
March	184.200	187.400	193.300	199.800	205.352	213.528
April	183.800	188.000	194.600	201.500	206.686	214.823
May	183.500	189.100	194.400	202.500	207.949
June	183.700	189.700	194.500	202.900	208.352
July	183.900	189.400	195.400	203.500	208.299
August	184.600	189.500	196.400	203.900	207.917
September	185.200	189.900	198.800	202.900	208.490
October	185.000	190.900	199.200	201.800	208.936
November	184.500	191.000	197.600	201.500	210.177
December	184.300	190.300	196.800	201.800	210.036

This historical data is presented for information purposes only.  As stated in “Risk Factors” below, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be less than or greater than those that have occurred in the past.

Additional Provisions Relating to CPI

If the CPI is (a) not calculated and announced by the Initial Sponsor but is calculated and announced by a Successor Sponsor or (b) replaced by a successor index, then the CPI will be deemed to be the index so calculated and announced by such Successor Sponsor or such successor index, as the case may be.  If a Sponsor fails to calculate and announce the CPI (and the preceding sentence does not apply) or the CPI ceases to be published at all, then the applicable substitute index for the notes will be that chosen by the Secretary of the Treasury for the Department of Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997).

Except as otherwise described in this paragraph, if a previously reported CPI for a relevant month is revised by a Sponsor, the Calculation Agent will use the most recently available value of such CPI in calculating CPIt and CPIt-12 on the applicable Interest Determination Date.  In contrast, if the CPI for a relevant month already has been used by the Calculation Agent in calculating CPIt and CPIt-12 on any Interest Determination Date (such CPI, an “Initial CPI”), the Calculation Agent will continue to use the Initial CPI, even if the CPI for such month has subsequently been revised by a Sponsor.  In addition, if a previously reported CPI for a relevant month is revised by a Sponsor and such revision is made in order to correct a manifest error (as determined in the sole discretion of the Calculation Agent), the Calculation Agent shall in all cases use the revised CPI, even if such CPI already has been used by the Calculation Agent in calculating CPIt and CPIt-12.

The Initial Sponsor occasionally rebases the CPI.  If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.  If the old-based CPI is not published, the Calculation Agent will calculate inflation using the new-based CPI.  The conversion to a new reference base does not affect the measurement of the percentage change in a given index series from one point in time to another, except for rounding differences.

Rounding

All percentages resulting from any calculation of the interest rate will be rounded to the nearest fifth decimal place (one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876665% (or .09876665) would be rounded up to 9.87667% (or .0987667) and 9.876664% (or .09876664) would be rounded down to 9.87666% (or ..0987666)).

RISK FACTORS

Investing in the Notes involves a number of risks.  An investment in notes linked to the CPI such as the Notes entails significant risks not associated with similar investments in a conventional debt security.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Ratings Do Not Reflect The True Risks Of An Investment In The Notes.

The credit ratings assigned to TMCC represent the rating agencies’ opinion regarding its credit quality and are not a guarantee of quality.  Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value.  Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Amount Of Interest Payable On The Notes Is Uncertain And Could Be Zero.

Interest payable on the Notes is linked to year over year changes in the level of the CPI determined each month.  If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, interest on the Notes for the applicable Interest Calculation Period will not exceed an annual rate of 0.75%, which is the Spread.  If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, interest on the Notes for the applicable Interest Calculation Period will be less than an annual rate that is equal to the Spread.  If the CPI for the same month in successive years declines by the Spread or more, investors in the Notes will not receive any interest.

The Yield On The Notes May Be Lower Than The Yield On A Conventional TMCC Debt Security Of Comparable Maturity.

If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the effective yield on the Notes for the applicable Interest Calculation Period may be less than that which would be payable on a conventional TMCC debt security of comparable maturity.

The Interest Rate Is Based Upon The CPI.  The CPI Itself And The Way The Sponsor Calculates The CPI May Change In The Future.

There can be no assurance that the Sponsor will not change the method by which it calculates the CPI.  In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced.  If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the Notes, as described in this Pricing Supplement, and that substitution may adversely affect the value of the Notes.

The Historical Levels Of The CPI Are Not An Indication Of The Future Levels Of The CPI.

The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes.  In the past, the CPI has experienced periods of volatility and such volatility may occur in the future.  Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the Notes will receive interest payments that will be affected by changes in the CPI.  Such changes may be significant.  Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which TMCC has no control.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.

We believe that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the level of the CPI and a number of other factors.  Some of these factors are interrelated in complex ways.  As a result, the effect of any one factor might be offset or magnified by the effect of another factor.  The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.  However, we believe that the level of the CPI will influence the value of the Notes in the secondary market to a greater degree than any other factor listed below.  In general, assuming all relevant factors below are held constant, we expect that the effect on the market value of the Notes of a given change in most of the factors listed below will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Changes in the level of the CPI.  The market value of the Notes at any time might be affected by changes in the level of the CPI. For example, an increase in the level of the CPI could cause an increase in the market value of the Notes because more interest will be payable on the Notes where there is a large year-over-year percentage increase in the CPI. Conversely, a decrease in the level of the CPI could cause a decrease in the market value of the Notes because less interest will be payable on the Notes where there is a small or no year-over-year percentage increase in the CPI. The level of the CPI itself will be influenced by complex and interrelated political, economic, financial and other factors that can affect the consumer markets generally.

Volatility of the CPI.  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CPI increases, the market value of the Notes may increase.

Changes in U.S. interest rates.  The market value of the Notes will likely be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

TMCC’s credit rating, financial condition and results.  Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the Notes.

Inclusion Of Commissions And Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL INCOME TAXATION

The Notes will, based on certain representations from the Agent, be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the prospectus supplement titled “United States Taxation – Material United States Tax Considerations for U.S. Holders – Original Issue Discount.”

PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in an Appointment Agreement dated April 25, 2007 and an Appointment Agreement Confirmation dated June 11, 2008 (collectively, the “Appointment Agreement”) between TMCC and the Agent, the Agent, acting as principal, has agreed to purchase and TMCC has agreed to sell the notes identified herein.  Under the terms and conditions set forth in the Third Amended and Restated Distribution Agreement dated March 7, 2006, between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Toyota Financial Services Securities USA Corporation, as amended from time to time, incorporated by reference in the Appointment Agreement, the Agent is committed to take and pay for all of the Notes offered hereby, if any are taken.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Lehman Brothers Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Lehman Brothers Inc.